SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces up to R$512 Million Capital Increase

São Paulo, April 28, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today announces it is initiating a capital increase of up to approximately R$512 million (“Capital Increase”) led by its controlling shareholders, the Constantino brothers. GOL’s controlling shareholders have informed the Company’s Board of Directors that they intend to acquire up to approximately R$270 million in newly issued shares of GOL, representing their pro rata amount, at a price per preferred share (GOLL4) of R$24.19, which is based on today's closing price and represents a premium of 9.13% to the 30-day volume-weighted-average-price of GOL’s preferred shares.

Constantino de Oliveira Junior, GOL’s Chairman stated: “We have every confidence in the recovery of the air transportation market and GOL’s leadership in Brazil, which is why we are making an investment in the future of the Company. Prior to the pandemic, GOL was already the most competitive, lowest cost and most financially sound airline in South America. As GOL prepares for the post-pandemic recovery, this capital increase will provide funding for the next phase of growth, with deeper penetration into existing markets as well as new opportunities for expansion. Today’s announcement of an equity capital increase of up to R$512 million is the first step in this process.”

In alignment with this vision for GOL’s future, the equity capital will help to support both credit-accretive liability management and earnings-accretive aircraft acquisitions.

The support of GOL’s controlling shareholders, one of Brazil’s largest and most successful groups in the transportation industry, is a competitive advantage to the airline over its peers. Since founding GOL in 2000, the Constantino brothers have made investments of over US$250 million in capital into the Company at critical junctures in its growth. Management believes that this Capital Increase is demonstrative of the controlling shareholders’ unequivocal confidence in the Company’s outlook and their long-term commitment to GOL’s success.

Strong Operational and Financial Management

The capital increase is additive to GOL’s best-practice operational and financial management, as well as to GOL Secured Financing Program (the “Program”), and existing unsecured capital markets debt obligations. Further, when combined with the eventual successful consolidation of Smiles Fidelidade S.A. (“Smiles”), GOL’s loyalty business, the Company has implemented a capitalization plan that will enable the airline to successfully navigate through the pandemic.

Since the beginning of the pandemic, GOL has:

-	consistently maintained its average liquidity levels at around R$2.0 billion;
-	reduced its debt by approximately R$4 billion, while meeting all financial obligations of amortization and interest payments;
-	avoided uncompetitive contract re-negotiations with partners, cannibalization of future revenues and profitability, and capital raisings with unattractive terms;
-	prioritized maintaining and growing its market leading CASK, quality PRASK and financial equilibrium, with unit costs that are the lowest in its markets and a PRASK premium over competitors;
-	strategically used unencumbered assets to fund credit accretive liability management;
-	preserved its non-cash current assets and financing options; and
-	minimized its current liabilities.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces up to R$512 Million Capital Increase

In December of 2020, management created the Program, based on over US$800mm of collateral, raising an initial amount of US$200mm of 8.0% Senior Secured Notes due in 2026. As part of the planned capitalization strategy, the Company will opportunistically use the Program to raise additional long-term capital. The Program gives GOL the flexibility to raise additional Senior Secured Notes and/or Senior Exchangeable Secured Notes up to an additional US$330mm on the existing collateral underlying the Program. In addition, GOL has the flexibility to add additional collateral to the Program which would further increase the amount of additional capital that GOL could raise under the Program.

In addition, in March 2021, GOL finalized shareholder approvals for the acquisition of the minority interest in Smiles. The benefits of this transaction are multiple, including increased PRASK, cash flow and financial flexibility, and the transaction is expected to close in the second half of June. The closure of the Smiles transaction will also provide an additional source of collateral that GOL can add to the Program.

Even before to the pandemic, the Company’s best-in-class positioning resulted in the highest margins and lowest financial leverage among peers. Additionally, GOL implemented a series of liability management initiatives which allowed for a balanced capital structure with proper matching of assets and liabilities, which proved invaluable going into the pandemic period.

As a result of all of these financial initiatives, and many others prior to and during the pandemic, GOL has secured a series of objectives, including: (i) access to adequate financing, (ii) elimination of cash flow leakage to Smiles minority shareholders and (iii) incremental cash flows from synergies, all of which should further increase the Company’s competitive advantages and allow for sustainable growth at rates higher than competitors.

Constantino added: “GOL’s Management has led the Company with great skill through this pandemic, a volatile period for airlines globally. I am very proud of what GOL’s Management has achieved with the Company we founded in twenty years ago. I also want to recognize the contributions of all of GOL’s other stakeholders that have supported our airline throughout the years. In particular, I want to thank GOL’s Team of Eagles – through their hard work and dedication I have no doubt that GOL will continue to be successful and lead the market.”

Shareholders of GOL will have preemptive rights to subscribe shares in the Capital Increase, pro rata to their respective holdings in GOL. GOL intends to make all necessary fillings with the U.S. Securities and Exchange Commission to enable U.S. holders of preferred shares and ADSs to participate in the rights offering. GOL expects these filings to occur on or around May 7, 2021

Additional disclosures of information to the market will be timely made pursuant to applicable law.

This material fact does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933 (“Securities Act”) or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces up to R$512 Million Capital Increase

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer